NEXPOINT DIVERSIFIED REAL ESTATE TRUST

300 Crescent Court, Suite 700

Dallas, Texas 75201

July 16, 2024

BY EDGAR

Frank Knapp and Jennifer Monick

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	NexPoint Diversified Real Estate Trust Form 10-K for the Fiscal Year Ended December 31, 2023 Response dated May 30, 2024 File No. 001-32921

Ladies and Gentlemen:

This letter is in response to the letter dated July 2, 2024 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission addressed to NexPoint Diversified Real Estate Trust (the “Company”). For ease of reference, the text of the Staff’s comments is included below in bold-faced type, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2023

Notes to Consolidated Financial Statements

Note 8. Equity Method Investments, page 112

1.	We note your response to our prior comment 1 and your significance tests in exhibit A. Please address the following:
●

Please revise the investment carrying/fair value column for consistency with your financial statements and footnotes (e.g., NexPoint Real Estate Finance Operating Partnership, L.P. appears to have a value of $76,688,000 based on your disclosure on page 113.)

●

Please revise the numerator for your income test to be the change in the fair value reflected in your income statement for your investments that would have been accounted for under the equity method had the fair value option not been elected.

●

It appears that the combination of your investees exceeds 20% based on your significance tests as currently provided. As such, please tell us how you determined it was unnecessary to provide summarized financial data for all investees for each period presented.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff of the following:

●

The Company regretfully had an internal formula error that resulted in a different amount presented in our prior response relating to NexPoint Real Estate Finance Operating Partnership, L.P. The corrected amount is reflected in Exhibit A below, which presents this investment now reflects 7% and 9% of the Company’s total Assets and Equity, respectively. The Company respectfully adds the summarized financial information as it relates to NexPoint Real Estate Operating Partnership, L.P. was included as part of the “NREF” investment that was properly disclosed in our Form 10-K.

●

As requested, the Company has revised the numerator in our income test to be the change in fair value reflected in our Consolidated Statements of Operations and Comprehensive Income (Loss). The updates were specifically made for those investments that were elected to be measured using the fair value option in accordance with ASC 825-10, Financial Instruments – Overall. The Staff’s requested revision appears to be in consideration of the guidance from the Division of Corporation Finance’s Financial Reporting Manual, which provides in Section 2435.2 ASC 825 Fair Value Option – Presumptive Disclosure Thresholds for Summarized Financial Information and Separate Financial Statements of Investees: “In applying the S-X 3-09 and S-X 4-08(g) disclosure thresholds to investments that would have been accounted for under the equity method had the fair value option not been elected by the registrant, the staff believes that the income test should be computed using as the numerator the change in the fair value reflected in the registrant’s statement of comprehensive income rather than the registrant’s equity in the earnings of the investee computed as if the equity method had been applied.” The Company respectfully advises the Staff that the Company qualified as a Smaller Reporting Company with respect to our Form 10-K. And in the interpretative application of Section 2435.2, the explicit direction as it relates to S-X Rule 8-03(b)(3) appeared noticeably silent. However, the Company will apply the numerator consistent with Section 2435.2 going forward.

●

As a Smaller Reporting Company and in the Company’s interpretation of the codified rules, the Regulation S-X Rule 8-03(b)(3) appeared silent on the matter of assessing significance on both an individual and aggregate basis. The Company acknowledges Section 2420.9 of the Financial Reporting Manual Smaller Reporting Companies – Annual and Interim Financial Statements [S-X 8-03] provides the significance threshold is determined on “any individual or any combination of investee(s)…”. The Company acknowledges the Staff’s interpretation and will apply the relevant significance thresholds to our investees on an individual and aggregate basis going forward.

2.

We note your response to our prior comment 2. We are unclear from your response if your intent is to remove all references to “unaudited” with respect to your presentation of investee summarized information in future annual periodic reports. Please clarify your intent for us.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will remove all references to “unaudited” with respect to its presentation of investee summarized information in future annual periodic reports.

If you have any questions, please feel free to contact me at 214-276-6300 or our counsel, Justin Reinus of Winston & Strawn LLP, at 214-453-6566.

Very truly yours,

/s/ Brian Mitts

Brian Mitts Chief Financial Officer, Executive VP-Finance, Treasurer and Assistant Secretary

cc:	Justin S. Reinus, Partner, Winston & Strawn LLP Charles T. Haag, Partner, Winston & Strawn LLP

Exhibit A

Asset Test

	Investment Carrying/Fair value	% of Company’s Total Assets
Allenby, LLC	-	0%
Haygood, LLC	-	0%
Claymore Holdings, LLC	-	0%
NexPoint Storage Partners, Inc.	68,187,000	6%
NexPoint Storage Partners Operating Company, LLC	37,157,000	3%
LLV Holdco, LLC	2,242,000	0%
NexPoint Real Estate Finance, Inc.	33,075,000	3%
NexPoint Real Estate Finance Operating Partnership, L.P.	76,688,000	7%
Las Vegas Land Owner, LLC	12,312,000	1%
Sandstone Pasadena Apartments, LLC	11,458,000	1%
AM Uptown Hotel, LLC	23,158,000	2%
NexPoint Hospitality Trust	4,886,000	0%
NexPoint SFR Operating Partnership, L.P.*	49,383,000	4%
Perilune Aero Equity Holdings One, LLC	12,256,000	1%
SFR WLIF III, LLC	7,079,000	1%
VineBrook Homes Operating Partnership, L.P.*	146,516,000	13%

	Company Assets	1,098,336,000

Equity Test

	Investment Carrying/Fair value	% of Company’s Total Equity
Allenby, LLC	-	0%
Haygood, LLC	-	0%
Claymore Holdings, LLC	-	0%
NexPoint Storage Partners, Inc.	68,187,000	8%
NexPoint Storage Partners Operating Company, LLC	37,157,000	4%
LLV Holdco, LLC	2,242,000	0%
NexPoint Real Estate Finance, Inc.	33,075,000	4%
NexPoint Real Estate Finance Operating Partnership, L.P.	76,688,000	9%
Las Vegas Land Owner, LLC	12,312,000	1%
Sandstone Pasadena Apartments, LLC	11,458,000	1%
AM Uptown Hotel, LLC	23,158,000	3%
NexPoint Hospitality Trust	4,886,000	1%
NexPoint SFR Operating Partnership, L.P.*	49,383,000	6%
Perilune Aero Equity Holdings One, LLC	12,256,000	1%
SFR WLIF III, LLC	7,079,000	1%
VineBrook Homes Operating Partnership, L.P.*	146,516,000	17%

	Company Equity	885,074,000

Income Test

	Investment income	% of Company's Total Loss from continuing operations
Allenby, LLC	(303,000)	0%
Haygood, LLC	(31,000)	0%
Claymore Holdings, LLC	-	0%
NexPoint Storage Partners, Inc.	(35,507,000)	31%
NexPoint Storage Partners Operating Company, LLC	(19,349,000)	17%
LLV Holdco, LLC	(2,089,000)	2%
NexPoint Real Estate Finance, Inc.	(294,000)	0%
NexPoint Real Estate Finance Operating Partnership, L.P.	(682,000)	1%
Las Vegas Land Owner, LLC	-	0%
Sandstone Pasadena Apartments, LLC	-	0%
AM Uptown Hotel, LLC	-	0%
NexPoint Hospitality Trust	(22,800,000)	20%
NexPoint SFR Operating Partnership, L.P.*	(5,308,000)	5%
Perilune Aero Equity Holdings One, LLC	-	0%
SFR WLIF III, LLC	-	0%
VineBrook Homes Operating Partnership, L.P.*	(27,463,000)	24%

	Company Loss from continuing operations	(114,510,000)

*These two operating companies are separate reportable segments of VineBrook and conjunctly presented as VineBrook’s summarized financial information.